UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 15, 2024

Clover Leaf Capital Corp.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-40625	85-2303279
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1450 Brickell Avenue, Suite 1420 Miami, FL	33131
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (305) 577-0031

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value and one Right to receive one-eighth (1/8) of one share of Class A Common Stock upon the consummation of an initial business combination	CLOEU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	CLOE	The Nasdaq Stock Market LLC
Rights, every eight (8) rights entitles the holder to receive one share of Class A Common Stock upon the consummation of an initial business combination	CLOER	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

On August 15, 2024, Clover Leaf Capital Corp. filed a Current Report on Form 8-K (the “Original Form 8-K”) with the Securities and Exchange Commission. This Current Report on Form 8-K/A (the “Amended Form 8-K”) is being filed to correct a typographical error contained in Exhibit 99.1 to the Original Form 8-K. Except as described in this Explanatory Note, no changes have been made to the Original Form 8-K.

Item 8.01 Other Events

On August 15, 2024, Clover Leaf Capital Corp., a Delaware corporation (together with its successors, “Clover Leaf”) issued a press release (the “Press Release”) announcing that its special meeting of its stockholders in lieu of its 2024 Annual Meeting of Stockholders (the “Meeting” ) to approve its proposed initial business combination, which was scheduled for August 20, 2024, has been postponed to 10:00 a.m., Eastern Time, on Friday, August 23, 2024. At the meeting, stockholders of Clover Leaf will be asked to vote on proposals to approve, among other things, its proposed initial business combination (the “Business Combination”) with Kustom Entertainment, Inc., a Nevada corporation (“Kustom Entertainment” or the “Company”), pursuant to an Agreement and Plan of Merger (as amended, the “Merger Agreement”), by and among Clover Leaf, CL Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Clover Leaf (“Merger Sub”), Yntegra Capital Investments LLC, a Delaware limited liability company, in the capacity as the Purchaser Representative (as defined in the Merger Agreement) and Digital Ally, Inc., a Nevada corporation and the sole stockholder of the Company (“Digital Ally”) . There is no change to the location, the record date, the purpose or any of the proposals to be acted upon at the Meeting.

As a result of this change, the Meeting will now be held at 10:00 a.m. Eastern Time on Friday, August 23, 2024, via the live webcast at https://www.cstproxy.com/cloverlcc/bc2024. Clover Leaf’s stockholders may submit publicly held Clover Leaf Class A common stock for redemption in connection with the Business Combination until such extended deadline of 5:00 p.m. Eastern Time on Wednesday, August 21, 2024, whether or not such stockholders hold shares as of the Record Date. Stockholders who may wish to withdraw their previously submitted redemption requests may do so at any time prior to the Meeting or such other date as determined by Clover Leaf, by requesting Clover Leaf’s transfer agent Continental Stock Transfer & Trust Company to return such shares. The record date for Clover Leaf’s stockholders to vote in the Meeting remains July 24, 2024.

A copy of the Press Release is filed herewith as Exhibit 99.1.

Additional Information and Where to Find It

In connection with the Business Combination, Clover Leaf has filed the Proxy/Registration Statement with the SEC, which includes a definitive proxy statement to be distributed to holders of Clover Leaf’s common stock in connection with Clover Leaf’s solicitation of proxies for the vote by Clover Leaf’s stockholders with respect to the Business Combination and other matters as described in the Proxy/Registration Statement, as well as, a prospectus relating to the offer of the securities to be issued to Kustom Entertainment’s stockholder in connection with the Business Combination. Clover Leaf has mailed a definitive proxy statement to its stockholders. Before making any voting or investment decision, investors and security holders of Clover Leaf and other interested parties are urged to read the proxy statement and/or prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Business Combination and the parties to the Business Combination. Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Clover Leaf through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: 1450 Brickell Avenue, Suite 1420, Miami, FL 33131.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955. These forward-looking statements include, without limitation, the expectations of Digital Ally, Clover Leaf and Kustom Entertainment with respect to the proposed Business Combination between Clover Leaf and Kustom Entertainment, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the implied valuation of Kustom Entertainment, the products offered by Kustom Entertainment and the markets in which it operates, and Kustom Entertainment’s projected future results. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of Digital Ally’s, Clover Leaf’s and Kustom Entertainment’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Digital Ally’s and Clover Leaf’s securities, (ii) the risk that the Business Combination may not be completed by Clover Leaf’s business combination deadline, even if extended by its stockholders, (iii) the potential failure to obtain an extension of the business combination deadline if sought by Clover Leaf; (iv) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the agreement and plan of merger (“Merger Agreement”) by the stockholders of Clover Leaf, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to obtain any applicable regulatory approvals required to consummate the Business Combination, (vii) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the Business Combination, (viii) the effect of the announcement or pendency of the Business Combination on Kustom Entertainment’s business relationships, performance, and business generally, (ix) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees, (x) costs related to the Business Combination, (xi) the outcome of any legal proceedings that may be instituted against Kustom Entertainment or Clover Leaf following the announcement of the proposed Business Combination, (xii) the ability to maintain the listing of Clover Leaf’s securities on the Nasdaq prior to the Business Combination, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Kustom Entertainment operates, (xv) the risk that demand for Kustom Entertainment’s services may be decreased due to a decrease in the number of large-scale sporting events, concerts and theater shows, (xvi) the risk that any adverse changes in Kustom Entertainment’s relationships with buyer, sellers and distribution partners may adversely affect the business, financial condition and results of operations, (xvii) the risk that changes in Internet search engine algorithms and dynamics, or search engine disintermediation, or changes in marketplace rules could have a negative impact on traffic for Kustom Entertainment’s sites and ultimately, its business and results of operations, (xviii) the risk that any decrease in the willingness of artists, teams and promoters to continue to support the secondary ticket market may result in decreased demand for Kustom Entertainment’s services, (xix) the risk that Kustom Entertainment is not able to maintain and enhance its brand and reputation in its marketplace, adversely affecting Kustom Entertainment’s business, financial condition and results of operations, (xx) the risk of the occurrence of extraordinary events, such as terrorist attacks, disease epidemics or pandemics, severe weather events and natural disasters, (xxi) the risk that because Kustom Entertainment’s operations are seasonal and its results of operations vary from quarter to quarter and year over year, its financial performance in certain financial quarters or years may not be indicative of, or comparable to, Kustom Entertainment’s financial performance in subsequent financial quarters or years, (xxii) the risk that periods of rapid growth and expansion could place a significant strain on Kustom Entertainment’s resources, including its employee base, which could negatively impact Kustom Entertainment’s operating results, (xxiii) the risk that Kustom Entertainment may never achieve or sustain profitability, (xxiv) the risk that Kustom Entertainment may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xxv) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xxvi) the risk that Kustom Entertainment is unable to secure or protect its intellectual property, (xxvii) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq or if approved, maintain the listing and (xxviii) other risks and uncertainties indicated from time to time in the proxy statement and/or prospectus to be filed relating to the Business Combination. There may be additional risks that Digital Ally and Kustom Entertainment presently do not know or that Digital Ally and Kustom Entertainment currently believe are immaterial that could also cause results to differ from those contained in any forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Digital Ally, Kustom Entertainment and Clover Leaf assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors, with respect to the proposed Business Combination, and the other risks and uncertainties described and to be described in the “Risk Factors” section of Clover Leaf’s Annual Report on Form 10-K filed for the year ended December 31, 2023 filed with the SEC on March 22, 2024 and subsequent periodic reports filed by Clover Leaf with the SEC, the Proxy/ Registration Statement and other documents filed or to be filed by Clover Leaf from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements with respect to the proposed Business Combination. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements with respect to the proposed Business Combination, and neither Kustom Entertainment nor Clover Leaf assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither Kustom Entertainment nor Clover Leaf gives any assurance that either Kustom Entertainment or Clover Leaf, or the combined company, will achieve its expectations.

Participants in the Solicitation

Clover Leaf and Kustom Entertainment and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of Clover Leaf with respect to the Business Combination. Information about the directors and executive officers of Clover Leaf is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on March 22, 2024. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the proxy statement and/or prospectus and other relevant materials to be filed with the SEC regarding the Business Combination. Stockholders, potential investors and other interested persons should read the proxy statement and/or prospectus carefully before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated August 15, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Clover Leaf Capital Corp.

Date: August 15, 2024	By:	/s/ Felipe MacLean
		Name:	Felipe MacLean
		Title:	Chief Executive Officer